OPERATING AGREEMENT

of

VIRTUAL WORLD COMPUTING, LLC,

a California limited liability company

January 22, 2008

THE MEMBERSHIP INTERESTS DESCRIBED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (AS AMENDED) OR THE SECURITIES LAWS OF ANY STATE, BUT ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE. THEY MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.

TABLE OF CONTENTS

SECTION | PAGE

1. DEFINITIONS 1
- 1.1 ACT 1
- 1.2 AFFILIATE 1
- 1.3 AGREEMENT 1
- 1.4 ARTICLES OF ORGANIZATION 1
- 1.5 BANKRUPTCY 2
- 1.6 BOARD OF MANAGERS 2
- 1.7 BUSINESS 2
- 1.8 CAPITAL ACCOUNT 2
- 1.9 CAPITAL CONTRIBUTION 2
- 1.10 CAPITAL TRANSACTIONS 2
- 1.11 CODE 2
- 1.12 COMMON UNITS 2
- 1.13 COMPANY 2
- 1.14 DISTRIBUTABLE CASH 2
- 1.15 ECONOMIC INTEREST 3
- 1.16 EFFECTIVE DATE 3
- 1.17 EQUITY INCENTIVE PLAN 3
- 1.18 EXEMPT TRANSFER 3
- 1.19 FISCAL YEAR 3
- 1.20 INTEREST 3
- 1.21 MANAGERS 3
- 1.22 MATERIAL ADVERSE EVENT 3
- 1.23 MEMBER 3
- 1.24 MEMBERSHIP INTEREST 3
- 1.25 MEMBER TERMINATION EVENT 3
- 1.26 NET INCOME 4
- 1.27 NET LOSS 4
- 1.28 OPERATIONS 4
- 1.29 OWNER 4
- 1.30 PERCENTAGE MEMBERSHIP INTEREST 4
- 1.31 PERCENTAGE OWNERSHIP INTEREST 4
- 1.32 PERMITTED TRANSFEREE 4
- 1.33 PERSON 4
- 1.34 QUALIFIED INCOME OFFSET 4
- 1.35 RESTRICTED TRANSACTION 5
- 1.36 RESERVES 5
- 1.37 TERMINATED MEMBER 5
- 1.38 TERMINATION DATE 5
- 1.39 TRANSFER 5
- 1.40 TRANSFERRING OWNER 5
- 1.41 UNIT LEDGER 5
- 1.42 UNITS 5
- 1.43 VOTING POWER 5

2. FORMATION OF THE COMPANY 5
- 2.1 FORMATION 5

TABLE OF CONTENTS

SECTION PAGE

2.2 NAME 5
2.3 TERM 6
2.4 PRINCIPAL PLACE OF BUSINESS 6
2.5 MEMBERS 6
2.6 PURPOSE OF COMPANY 6
2.7 AGENT FOR SERVICE OF PROCESS 6

3. CONTRIBUTIONS AND CAPITALIZATION 6
3.1 CLASSES OF INTERESTS 6
3.2 CAPITALIZATION 6
3.3 ADDITIONAL CAPITAL CONTRIBUTIONS 8
3.4 CAPITAL ACCOUNTS 8
3.5 NO RESTORATION OF DEFICIT CAPITAL ACCOUNTS 8
3.6 LOANS BY OWNERS 8
3.7 USE AND RETURN OF CAPITAL 8
3.8 LIABILITIES OF THE COMPANY 9
3.9 WAIVER OF RIGHT TO DISSOLVE OR PARTITION 9

4. PROFITS, LOSSES, AND CASH FLOW; DISTRIBUTIONS 9
4.1 DISTRIBUTION OF DISTRIBUTABLE CASH 9
4.2 ALLOCATION OF INCOME, LOSS AND TAX ITEMS 9
4.3 ALLOCATION AMONG OWNERS 10
4.4 MANDATORY ALLOCATION RULES 10
4.5 ALLOCATIONS TO ASSIGNEES 12

5. RIGHTS AND DUTIES OF MEMBERS 12
5.1 RESTRICTIONS ON MEMBERS 12
5.2 LIMITED LIABILITY 12
5.3 TRANSACTIONS WITH THE COMPANY 12
5.4 REMUNERATION TO AND EMPLOYMENT OR ENGAGEMENT OF MEMBERS 12
5.5 MEETINGS OF THE MEMBERS 12
5.6 COMPETITIVE ACTIVITIES 14

6. MANAGEMENT OF THE COMPANY 14
6.1 MANAGEMENT BY BOARD OF MANAGERS 14
6.2 NUMBER AND QUALIFICATION OF MANAGERS 15
6.3 ELECTION OF MANAGERS; TERM 15
6.4 MEETINGS OF THE BOARD OF MANAGERS 16
6.5 MANAGER ACTION WITHOUT A MEETING 17
6.6 COMMITTEES OF MANAGERS 17
6.7 OFFICERS OF THE COMPANY 17
6.8 PERFORMANCE 20
6.9 RESTRICTIONS ON AUTHORITY OF THE MANAGERS 20
6.10 RIGHT TO RELY ON MANAGER 20
6.11 EXCULPATION AND INDEMNIFICATION 21

7. COMPANY EXPENSES; COMPENSATION AND FEES 21
7.1 ORGANIZATION EXPENSES 21
7.2 OPERATING EXPENSES 21

TABLE OF CONTENTS

SECTION PAGE

7.3 REIMBURSEMENT OF START-UP EXPENSES 22
7.4 REIMBURSEMENT TO MEMBERS 22
7.5 COMPENSATION TO MEMBERS AND MANAGERS 22

8. COMPANY ASSETS; BOOKS AND RECORDS 22
8.1 TITLE TO COMPANY PROPERTY 22
8.2 BANK ACCOUNTS 22
8.3 COMPANY BOOKS 22
8.4 FINANCIAL REPORTS 22
8.5 BOOKS OF ACCOUNT 23
8.6 INSPECTION 23
8.7 TAX REPORTING INFORMATION 23
8.8 ELECTION UNDER SECTION 754 OF THE CODE 24
8.9 OTHER ELECTIONS 24
8.10 DEPOSIT OF FUNDS 24

9. TRANSFER OF MEMBERSHIP INTERESTS 24
9.1 TRANSFERS BY OWNERS 24
9.2 PERMITTED TRANSFERS 24
9.3 RIGHT OF FIRST REFUSAL 25
9.4 REQUIREMENTS FOR TRANSFERS OF INTERESTS 26
9.5 RIGHTS OF TRANSFEREES 26
9.6 ADMISSION OF ASSIGNEES AS MEMBERS 27
9.7 OPTIONAL ADJUSTMENT TO BASIS OF COMPANY PROPERTY 27
9.8 CONTINUING LIABILITY OF TRANSFERRING OWNER 27

10. CHANGES IN MEMBERSHIP 28
10.1 CESSATION AS A MEMBER 28
10.2 RETIREMENT AND WITHDRAWAL 28
10.3 STATUS OF INTEREST OF TERMINATED MEMBER 28
10.4 CONTINUATION OF BUSINESS 28
10.5 DISPOSITION OF TERMINATED MEMBER'S INTEREST 28

11. DISSOLUTION AND TERMINATION 29
11.1 DISSOLUTION 29
11.2 CERTIFICATE OF DISSOLUTION 29
11.3 WINDING UP, LIQUIDATION AND DISTRIBUTION OF ASSETS 29
11.4 COMPENSATION UPON LIQUIDATION 30
11.5 ARTICLES OF DISSOLUTION 30
11.6 PROCEEDS OF LIQUIDATION 30
11.7 PERSONAL LIABILITY 30
11.8 DEFICIT CAPITAL ACCOUNTS 30
11.9 RETURN OF CONTRIBUTION NONRECOURSE 30

12. GENERAL PROVISIONS 31
12.1 NOTICES 31
12.2 BINDING EFFECT 31
12.3 COUNTERPARTS 31
12.4 WAIVER OF BREACH 31

TABLE OF CONTENTS

SECTION PAGE

12.5 CAPTIONS 31
12.6 INTERPRETATION 31
12.7 GOVERNING LAW 31
12.8 ATTORNEYS' FEES 31
12.9 FACSIMILE SIGNATURES 32
12.10 CREDITORS 32
12.11 PARTIAL INVALIDITY 32
12.12 AMENDMENTS 32
12.13 ENTIRE AGREEMENT 32
12.14 INVESTMENT INTENT 32

OPERATING AGREEMENT

OF

VIRTUAL WORLD COMPUTING, LLC,
a California limited liability company

THIS OPERATING AGREEMENT (the "Agreement"), is made and entered into effective as of the Effective Date set forth below, by **JEFFREY C. BERMANT** ("Bermant") and **BRIAN J. FOX** ("Fox") (Bermant and Fox collectively the "Initial Members"), and the other members executing the "Joinder Page" in the form attached hereto as **EXHIBIT A** (such persons are individually referred to herein as a "Member" and together with the Initial Members and any other Member admitted to the Company from time to time pursuant to the terms of this Agreement collectively are referred to herein as the "Members"), with reference to the following facts:

RECITALS:

The Members have agreed to execute this Agreement in order to memorialize the rights and duties of the Members and Managers.

AGREEMENTS:

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth and intending to be legally bound, the parties agree as follows:

1. DEFINITIONS. The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein).

1.1 ACT. The Killea-Beverly Limited Liability Company Act set forth in Title 2.5 of the California Corporations Code (§§ 17000, *et seq.*), as amended from time to time.

1.2 AFFILIATE. With respect to any Person that is an individual, any Person who is the spouse of or lineal descendant of or otherwise a member of the family of that individual, and any entity in which such individual or members of the family of that individual control, directly or indirectly, more than fifty percent (50%) of the voting interests. With respect to any Person that is an entity, the term "Affiliate" means (a) any Person directly or indirectly controlling, controlled by, or under common control with such Person, (b) any Person owning or controlling ten percent (10%) or more of the outstanding voting interests of such Person, (c) any officer, director, or general partner of such Person, or (d) any Person who is an officer, director, general partner, trustee, or Owner of ten percent (10%) or more of the voting interests of any Person described in clauses (a) through (c) of this sentence. For purposes of this definition, the term "control" shall mean the possession directly or indirectly of the voting power to direct or cause the direction of the management and policies of a Person or entity, whether through the ownership of voting securities, by contract, or otherwise.

1.3 AGREEMENT. This Operating Agreement, as originally executed and as hereafter amended from time to time.

1.4 ARTICLES OF ORGANIZATION. The Articles of Organization of the Company as originally filed with the California Secretary of State on January 22, 2008 and as thereafter amended from time to time.

1.5 BANKRUPTCY. With respect to any Member: (a) the filing of an application by a Member for, or his or her consent to, the appointment of a trustee, receiver, or custodian of his or her other assets; (b) the entry of an order for relief with respect to a Member in proceedings under the United States Bankruptcy Code, as amended or superseded from time to time; (c) the making by a Member of a general assignment for the benefit of creditors; (d) the entry of an order, judgment, or decree by any court of competent jurisdiction appointing a trustee, receiver, or custodian of the assets of a Member unless the proceedings and the person appointed are dismissed within ninety (90) days; or (e) the failure by a Member generally to pay his or her debts as the debts become due within the meaning of Section 303(h)(1) of the United States Bankruptcy Code, as determined by the Bankruptcy Court, or the admission in writing of his or her inability to pay his or her debts as they become due.

1.6 BOARD OF MANAGERS. The Board of Managers constituted pursuant to Section 6, below, which shall govern and manage the affairs of the Company in accordance with this Agreement.

1.7 BUSINESS. To (a) acquire and commercialize all intellectual property rights relating to a proposed business involving remote, confidential access to the worldwide web and associated business activities; and (b) engage in such other business as is approved by the Board of Managers.

1.8 CAPITAL ACCOUNT. The Capital Account established and maintained for each Owner pursuant to Section 3.4 of this Agreement. The Capital Account of each Member as of the Effective Date of this Agreement shall be as set forth on the Unit Ledger.

1.9 CAPITAL CONTRIBUTION. Any contribution to the capital of the Company in cash or property by an Owner, whenever made.

1.10 CAPITAL TRANSACTIONS. Either (a) a sale of all or substantially all of the assets of the Company in any one transaction or series of related transactions, other than in the ordinary course of the Company's Business, (b) excess loan proceeds from a financing or a refinancing of the assets of the Company, or (c) a merger or other similar type of business combination involving the Company and any one or more other business entities.

1.11 CODE. The Internal Revenue Code of 1986, as heretofore and hereafter amended.

1.12 COMMON UNITS. Those certain Membership Interests that consist of Common Units, having the rights, preferences, and privileges, and subject to the limitations and obligations as set forth in this Agreement.

1.13 COMPANY. VIRTUAL WORLD COMPUTING, LLC, a California limited liability company.

1.14 DISTRIBUTABLE CASH. Those funds remaining available for distribution by the Company to its Members after setting aside such amounts, if any, as the Managers determine to be appropriate as Reserves for the foreseeable costs, indebtedness, and operating expenses of the Company.

1.15 ECONOMIC INTEREST. The right to participate or share in one or more of the Net Profits or the Net Losses of and distributions from the Company pursuant to this Agreement, but excluding any right to participate in the management of the Company or the right to vote on, consent to, or otherwise participate in any decision of the Members.

1.16 **EFFECTIVE DATE.** January 22, 2008 is the effective date of this Agreement.

1.17 **EQUITY INCENTIVE PLAN.** Such Unit Option Plan, if any, as the Company's Members and Board of Managers may adopt, under which the Company (a) initially has reserved Seven Hundred Fifty Thousand (750,000) Common Units for the granting of options and the issuance of units of "restricted units," to employees, officers, and directors of and consultants to the Company, and (b) hereafter may reserve such additional Common Units as the Company's Members and Board of Managers determine to be appropriate.

1.18 **EXEMPT TRANSFER.** Any Transfer or other disposition of a Membership Interest or Economic Interest permitted pursuant to Section 9.2, below.

1.19 **FISCAL YEAR.** The Company's Fiscal Year, which shall be the calendar year.

1.20 **INTEREST.** The Membership Interest or the Economic Interest, as the case may be, held by an Owner in the Company.

1.21 **MANAGERS.** Those persons elected to the Board of Managers from time to time pursuant to Section 6, below, to manage and govern the affairs of the Company pursuant to this Agreement. The term "Manager" shall not refer to any employee of the Company solely because such employee may have the title "manager" as part of such employee's title.

1.22 **MATERIAL ADVERSE EVENT.** As applied to the Company and its Business, an occurrence or circumstance having a consequence that, individually or in the aggregate, is materially adverse as to the business, properties, assets, liabilities, affairs, prospects, operations, operating results, or condition (financial or otherwise) of the Company; *provided*, however, that such term shall not include any circumstance or change related to (a) general economic conditions, (b) securities markets generally, or (c) fluctuations in the price of the Company's securities unrelated to any event that (without regard to the foregoing clauses (a) and (b) and this clause (c)) would constitute a "Material Adverse Event" hereunder.

1.23 **MEMBER.** Each Person who is admitted as a Member of the Company in accordance with the terms of this Agreement. A Person who holds only an Economic Interest shall not be a Member.

1.24 **MEMBERSHIP INTEREST.** A Member's rights in the Company, including such Member's Economic Interest, any right to vote or participate in management, and the right to information concerning the business and affairs of the Company.

1.25 **MEMBER TERMINATION EVENT.** The occurrence of any event specified in Section 10.1 of this Agreement, which causes a Person to cease to be a Member of the Company.

1.26 **NET INCOME.** The sum, if positive, of all items of income, gain, deduction and loss recognized by the Company during the taxable period for which the determination is being made, as determined for federal income tax purposes.

1.27 **NET LOSS.** The sum, if negative, of all items of income, gain, deduction and loss recognized by the Company during the taxable period for which the determination is being made, as determined for federal income tax purposes.

1.28 **OPERATIONS.** All transactions (including but not limited to operation of the Business in the ordinary course) other than Capital Transactions.

1.29 **OWNER.** With respect to (a) Membership Interests in the Company, the Member who owns such Interest, and (b) Economic Interests in the Company, the Person who owns such Interest.

1.30 **PERCENTAGE MEMBERSHIP INTEREST.** The Member's percentage interest in the Company's Net Income, Net Loss, or Distributable Cash, as the context may require, expressed as a percentage with respect to the Common Units held by the Member. The Percentage Membership Interest of each Member shall (a) initially be as set forth on the Unit Ledger, and (b) as of any subsequent date be the quotient determined by dividing (i) the number of outstanding Common Units held by the Member, by (ii) the total number of outstanding Common Units.

1.31 **PERCENTAGE OWNERSHIP INTEREST.** The Owner's percentage interest in the Company's Net Income, Net Loss, or Distributable Cash, as the context may require, expressed as a percentage with respect to the Common Units held by the Owner. The Percentage Ownership Interest held by an Owner shall (a) initially be as set forth on the Unit Ledger, and (b) as of any subsequent date be the quotient determined by dividing (i) the number of outstanding Common Units held by the Owner, by (ii) the total number of outstanding Common Units.

1.32 **PERMITTED TRANSFEREE.** As applied to each Owner, (a) any spouse, lineal descendant, adopted children, lineal ancestor, or brother or sister of such Owner; (b) a custodian, trustee, or personal representative for the benefit solely of such Owner and/or his or her spouse or lineal descendants; (c) any Person (i) the entire beneficial ownership interest in which is held by such Member and/or his spouse or lineal descendants, or (ii) the business and operations of which are under the management and control of the Owner; (d) an Affiliate of the Owner; (e) the trustor(s) or settlor(s) of a trust which is an Owner; or (f) any other Owner. For purposes of this Section, the beneficiaries of a family trust shall be deemed Owners with respect to Membership Interests held by the Trust. For purposes of the foregoing, the term "family trust" shall mean a trust established for the benefit solely of the Settlor, the Settlor's spouse, and the members of the family of the Settlor and the Settlor's spouse.

1.33 **PERSON.** An individual, general partnership, limited partnership, limited liability company, corporation, trust, estate, real estate investment trust, association or any other entity.

1.34 **QUALIFIED INCOME OFFSET.** An allocation of income or gain made pursuant to Section 4.4(b) of this Agreement for the purpose of satisfying the requirements of paragraph (b)(2)(ii)(d) of IRC Reg. § 1.704-1.

1.35 **RESTRICTED TRANSACTION.** Any Transfer of any Membership Interest or Economic Interest that is not an Exempt Transfer, including any Transfer of an interest in any Person that is an Owner if, by reason of such transfer, such Person would no longer constitute a Permitted Transferee.

1.36 **RESERVES.** The funds set aside or amounts allocated by the Managers from time to time during any Fiscal Year to reserves for use as working capital of the Company, to pay taxes, insurance, debt service or other costs or expenses incident to the Company's Business, or for any other purpose related to the conduct of the Company's Business.

1.37 **TERMINATED MEMBER.** Any Member with respect to whom a Member Termination Event has occurred.

1.38 TERMINATION DATE. The date on which a Member Termination Event occurs.

1.39 TRANSFER. Any sale, assignment, transfer, pledge, hypothecation, encumbrance, or other disposition, whether inter vivos or testamentary, voluntary, or involuntary, or by operation of law or otherwise, of all or any portion of a Membership or Economic Interest.

1.40 TRANSFERRING OWNER. Any Owner proposing to make a Transfer that is a Restricted Transaction.

1.41 UNIT LEDGER. The ledger of the owners of Units in the Company, which is required to be maintained pursuant to Section 3.2, below.

1.42 UNITS. As the context may require, (a) with respect to Membership Interests in the Company, the Common Units; and (b) with respect to Economic Interests in the Company held by Economic Interest Owners, the economic rights associated with the Common Units.

1.43 VOTING POWER. The right of the Members to exercise the voting rights attributable to their Membership Interest in the Company. Each Member shall have one (1) vote for each outstanding Common Unit held by the Member. Voting rights conferred upon Members herein shall be exercisable only by Members and may not be exercised by Economic Interest Owners.

2. FORMATION OF THE COMPANY

2.1 FORMATION. The Members have organized the Company as a California limited liability company in accordance with and pursuant to the Act. The rights and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall control to the extent permitted by the Act. The Members hereby approve all actions taken by Michael E. Pfau, an Authorized Person, in executing and filing the Articles of Organization.

2.2 NAME. The name of the Company is VIRTUAL WORLD COMPUTING, LLC, a California limited liability company.

2.3 TERM. The term of the Company began as of the date of filing of the Articles of Organization and shall continue until dissolved in accordance with the provisions of this Agreement.

2.4 PRINCIPAL PLACE OF BUSINESS. The principal place of business of the Company shall be at 5383 Hollister Ave., Suite 150, Santa Barbara, California 93111, or such other location as the Managers determine to be appropriate.

2.5 MEMBERS. The names and addresses of the initial Members are set forth on the signature page to this Agreement. Upon the admission of new Members or withdrawal of any Member, the Unit Ledger shall be amended accordingly to add or delete the names and addresses of Members in order to reflect accurately the current Membership of the Company.

2.6 PURPOSE OF COMPANY. Subject to obtaining any consent of the Members required by the provisions of this Agreement, the Company shall be entitled to engage in any lawful activity for which a limited liability company may be organized under the Act. The specific purposes for which the Company has been formed are to engage in the Business.

2.7 AGENT FOR SERVICE OF PROCESS. The name and address in the State of California of the Company's agent for service of process is:

Michael E. Pfau, Esq.
Reicker, Pfau, Pyle & McRoy LLP
1421 State Street, Suite B
Santa Barbara, California 93101

The Members from time to time may appoint such other or additional agents for service of process as they may, in their sole discretion, deem appropriate or necessary. The Managers shall notify the Members of the appointment of any other or additional agents for service of process.

3. CONTRIBUTIONS AND CAPITALIZATION

3.1 CLASSES OF INTERESTS. The Company shall have one class of Membership Interests: the Common Units. The rights, preferences, and privileges of the Members are set forth in Section 5, below, and in the other provisions of this Agreement.

3.2 CAPITALIZATION. The Company shall be authorized to issue Ten Million (10,000,000) Units, of which Ten Million (10,000,000) shall be designated as "Common Units".

(a) OUTSTANDING UNITS. As of the effective date of this Agreement, the Company has issued and outstanding the number of Units set forth on the Unit Ledger as of the Effective Date.

(b) CAPITAL CONTRIBUTIONS. The Members acknowledge and agree that (i) each of the Initial Members previously has contributed to the Company all rights in and to the Company's business plan and all intellectual property rights relating thereto, in consideration of which the Company has provided a credit to such Initial Member's Capital Account in the amount set forth opposite the Initial Member's name under the column heading "Capital Account" on the Unit Ledger, and (ii) as of the effective date hereof, such amount has not been distributed to such Member through distributions or otherwise.

(i) BERMANT.

(A) Provided that no Material Adverse Event occurs, as determined by Bermant in his discretion, Bermant hereby agrees to contribute to the Company up to Two Hundred Thousand Dollars ($200,000) over the twelve (12) months following the Effective Date to fund the costs and expenses of the Company. The Initial Members agree that Bermant shall receive credit against such $200,000 funding commitment for amounts expended prior to formation of the Company in connection with the planning for formation of the Company and pursuit of the Business. Promptly following the execution of this Agreement, the Board of Managers shall approve the amount of such prior expenditures. In consideration of the foregoing commitment by Bermant, and Bermant's contribution to the Company of all rights in and to the Company's business plan and all intellectual property rights relating thereto, the Company is issuing to Bermant as of the Effective Date One Million Five Hundred Thousand (1,500,000) Common Units.

(B) In addition to the foregoing, and in consideration of Bermant's agreement to provide services to the Company as further set forth in the engagement letter between such Member and the Company, the Company has issued to Bermant an additional Four Hundred Fifty

Thousand (450,000) Common Units, which Common Units are subject to repurchase by the Company on the terms and conditions set forth in the "Restricted Unit Repurchase Agreement" by and between such Member and the Company.

(ii) FOX. In consideration of the contribution by Fox of all rights in and to the Company's business plan and all intellectual property rights relating thereto, the Company has issued to Fox Six Hundred Thousand (600,000) fully-vested Common Units. In addition, and in consideration of Fox's agreement to provide services to the Company as further set forth in the engagement letter between such Member and the Company, the Company has issued to Fox an additional Four Hundred Fifty Thousand (450,000) Common Units, which Common Units are subject to repurchase by the Company on the terms and conditions set forth in the "Restricted Unit Repurchase Agreement" by and between such Member and the Company.

(c) ISSUANCE OF AUTHORIZED UNITS. The Board of Managers from time to time and without any further vote of the Members may issue authorized and unissued Units (including both Membership Interests and Economic Interests) at such price and on such terms and conditions as the Board of Managers may determine to be appropriate, and may admit the purchasers of such Units as Members of the Company, subject to their execution of a Joinder page in the form attached hereto as **EXHIBIT A.**

(i) CERTIFICATE. The outstanding Common Units which shall be issued by the Company shall be evidenced by a certificate therefor.

(ii) RESTRICTIONS. All such Common Units shall be subject to the terms, conditions, limitations and restrictions imposed by this Agreement. Such Common Units shall be issued (upon the approval therefor by the Board of Managers) upon delivery of a certificate evidencing the Common Units, and may be issued without regard to whether the Owners thereof ever expressly agree, in writing, to the terms and conditions of this Agreement.

(d) UNIT LEDGER. The Board of Managers shall cause the Company to maintain a current and accurate Unit Ledger that reflects the names and addresses of each Owner of Units, as well as such Owner's, initial Capital Account, Percentage Membership Interest, and Percentage Ownership Interest.

3.3 ADDITIONAL CAPITAL CONTRIBUTIONS. Except as provided in <u>Section 3.2(b)(i)</u>, above, the Owners shall not be required to make additional contributions to the capital of the Company without the prior written consent of such contributing Owner.

3.4 CAPITAL ACCOUNTS. An individual Capital Account shall be maintained for each Owner in accordance with the requirements of paragraph (b)(2) of IRC Reg. § 1.704-1. If in the opinion of the Company's accountants the manner in which Capital Accounts are to be maintained pursuant to this Section should be modified in order to comply with the Code and the Treasury Regulations, then the method by which Capital Accounts are maintained shall be so modified. Subject to the provisions of IRC Reg. § 1.704-1:

(a) INCREASES. Each Owner's Capital Account shall be increased by the sum of (i) the amount of money contributed by such Owner to the Company, (ii) the fair market value of property contributed by the Owner to the Company (net of liabilities secured by the property or to which the property is subject), and (iii) the amount of income allocated to the Owner; and

(b) DECREASES. Each Owner's Capital Account shall be decreased by the sum of (i) the amount of money distributed to the Owner; (ii) the fair market value of property distributed to the Owner by the Company (net of liabilities secured by the property or to which the property is subject); and (iii) allocations to the Owner of (A) items of Company loss and deductions, and (B) Company expenditures that are neither deductible by the Company in computing its taxable income nor properly chargeable to capital.

(c) LIABILITIES. An assumption of an Owner's unsecured liability by the Company shall be treated as a distribution of money to the Owner. An assumption of the Company's unsecured liability by an Owner shall be treated as a cash contribution to the Company. For this purpose, the assumption of a secured liability in excess of the fair market value of the security shall be treated as the assumption of an unsecured liability to the extent of that excess.

3.5 NO RESTORATION OF DEFICIT CAPITAL ACCOUNTS. Except as otherwise required in the Act, no Owner shall have any liability to restore all or any portion of a deficit balance in such person's Capital Account.

3.6 LOANS BY OWNERS. With the approval of the Board of Managers, any Owner may, but shall not be required to, loan to or advance on behalf of the Company such funds as the Company may need from time to time for purposes of conducting its business activities. Such a loan or advance shall not result in an increase in the Capital Account of such Owner or entitle such Owner to an increase in the Owner's share of Net Profits or distributions or subject the Owner to any greater proportion of Net Losses. The amount of the loan or advance shall bear interest at a rate per annum and shall have such other terms and conditions as are mutually agreeable to the Company and the lending Owner.

3.7 USE AND RETURN OF CAPITAL. The capital invested in the Company shall be used and employed only for the Company's benefit and advantage and for no other purpose. Except as otherwise provided in this Agreement, no Owner shall be entitled to receive interest on such Capital Contributions or to a return of any sums contributed to the Company.

3.8 LIABILITIES OF THE COMPANY. Except as otherwise expressly provided in the Act and pursuant to Section 5.2, below, (a) no Member shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation or liability of the Company, whether that debt, liability or obligation arises in contract, tort or otherwise, solely by reason of such person being an Owner, and (b) the liability of each Member for any of the expenses, liabilities or obligations of the Company shall be limited solely to the amount of such Member's Capital Contributions required under this Agreement.

3.9 WAIVER OF RIGHT TO DISSOLVE OR PARTITION. Each Owner expressly waives (a) his or her right to dissolve the Company or to obtain dissolution of the Company except in accordance with the provisions of Section 11 of this Agreement, and (b) during the term of the Company's existence, any right that he or she may have to maintain any action for partition with respect to any of the property or assets of the Company.

4. PROFITS, LOSSES, AND CASH FLOW; DISTRIBUTIONS

4.1 DISTRIBUTION OF DISTRIBUTABLE CASH

(a) TAX DISTRIBUTION. On or before January 15th in each calendar year, the Company shall distribute to each Owner an amount of cash equal to forty-five percent (45%) of such Owner's allocable share of Net Income for the immediately preceding calendar year, to the extent that the

Net Income allocated to such Owner, taken together with Net Income previously allocated to such Owner and such Owner's predecessor in interest, exceeds the total of all Losses allocated to such Owner and such Owner's predecessor in interest. Any distribution made under this Section 4.1(a) shall be treated for all purposes as an advance, without interest, against amounts otherwise distributable to a Member under Section 4.1(b).

(b) DISTRIBUTION FORMULA. The Distributable Cash (if any) of the Company shall be allocated and distributed at such times and in such amounts as the Board of Managers determines to be appropriate, less such Reserves as are established in the discretion of the Board of Managers for reasonably foreseeable expenses and such other matters as the Board of Managers determines to be appropriate. Any such Distributable Cash actually distributed to the Owners shall be allocated and paid as follows:

(i) OPERATIONS. Distributable Cash attributable to Operations shall be allocated and paid to the Owners in proportion to the number of Common Units held by each such Owner.

(ii) CAPITAL TRANSACTIONS. Subject to Section 4.4, below, the Distributable Cash of the Company attributable to Capital Transactions shall be allocated and paid to the Owners in proportion to the number of Common Units held by each such Owner.

4.2 ALLOCATION OF INCOME, LOSS AND TAX ITEMS. Subject to the provisions of Section 4.4, below:

(a) NET LOSS. The Net Loss, if any, of the Company in each year shall be allocated among the Owners (i) first, to each Owner, in proportion to the positive balances in their Capital Accounts, until their Capital Accounts have been reduced to "0"; and (ii) thereafter, to all Owners, in proportion to the number of Common Units held by each.

(b) NET INCOME. The Net Income of the Company shall be allocated:

(i) First, to those Owners having a negative Capital Account balance, in proportion to, and to the extent of, such negative Capital Account balances;

(ii) Second, in proportion to, and up to the amount of, the excess of distributions made under Section 4.1(b)(i) over prior allocations of net income under this Section 4.2(b)(ii); and

(iii) Thereafter, to all Owners, in proportion to the number of Common Units held by each.

(c) LOSS LIMITATION. Notwithstanding any provision of Section 4.2(a)(b)(ii) of this Agreement, no allocation of Losses shall be made to a Member if it would cause the Member to have a negative balance in its Adjusted Capital Account. Allocations of Losses that would be made to a Member but for this Section 4.2(c) shall instead be made to other Members pursuant to Section 4.2(a) to the extent not inconsistent with this Section 4.2(c). To the extent allocations of Losses cannot be made to any Member because of this Section 4.2(c), such allocations shall be made to the Members other than such Member in accordance with Section 4.2(a)(ii) notwithstanding this Section 4.2(c).

(d) DEDUCTIONS AND CREDITS. Except as otherwise provided by this Section 4.2, items of deduction and credit for federal or state income tax purposes shall be allocated to the Owners in

the same proportion in which Net Losses are allocated to the Owners. The recapture of credits and deductions for depreciation or cost recovery shall be allocated in the same proportion that such credits and deductions were allocated.

4.3 ALLOCATION AMONG OWNERS. Except as otherwise expressly provided in Sections 4.1 and 4.2, above, Distributable Cash, Net Income, and Net Loss of the Company allocable to the Owners shall be allocated among the Owners in proportion to the number of Common Units held by each.

4.4 MANDATORY ALLOCATION RULES. Notwithstanding any other provision of this Agreement, allocations of Net Income and Net Loss of the Company shall comply with the following mandatory allocation rules:

(a) LIQUIDATION AND TERMINATION DISTRIBUTIONS. When there is a distribution in liquidation of the Company, or when any Member's Interest is liquidated, all items of income and loss first shall be allocated to the Members' Capital Accounts, and other credits and deductions to the Members' Capital Accounts shall be made before the final distribution is made. The final distribution to the Members shall be made to the Members to the extent of and in proportion to their positive Capital Account balances.

(b) QUALIFIED INCOME OFFSETS. Any Owner who unexpectedly receives an adjustment, allocation, or a distribution described in Sections (4), (5), or (6) of paragraph (b)(2)(ii)(d) of IRC Reg. § 1.704-1, that creates or increases a deficit balance in that Owner's Capital Account, shall be allocated items of income or gain in an amount and manner sufficient to eliminate the deficit balance in that Owner's Capital Account so created or increased as quickly as possible. Allocations made pursuant to this Section 4.4(b) shall consist of a proportionate share of each item of Company income (including gross income) and gain for the year. Any special allocation made pursuant to this Section 4.4(b) shall be taken into account in computing subsequent allocations of income and loss so that the net amount of allocations of income and loss, and all other items shall, to the extent possible, be equal to the amount that would have been allocated if the unexpected adjustment, allocation or distribution had not occurred.

(c) CODE SECTION 704(C) ALLOCATIONS. Income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Owners so as to take into account any variation between the adjusted basis of such property to the Company for federal income tax purposes and its fair market value on the date of contribution. Allocations pursuant to this Section 4.4(c) are solely for purposes of federal, state and local taxes and shall not affect or in any way be taken into account in computing an Owner's Capital Account or share of Net Income, Net Loss, or other items of distributions pursuant to any provision of this Agreement.

(d) ASSET DISTRIBUTIONS. Any unrealized appreciation or unrealized depreciation in the values of Company property distributed in kind to all the Owners shall be deemed to be Net Income and Net Loss realized by the Company immediately prior to the distribution of the property and such Net Income and Net Loss shall be allocated to the Members' Capital Accounts in the same proportions as Net Income is allocated under Section 4.2(b), above. Any property so distributed shall be treated as a distribution to the Owners to the extent of the fair market value of the property less the amount of any liability secured by and related to the property. Nothing contained in this Agreement is intended to treat or cause such distributions to be treated as sales for value. For the purposes of this Section 4.4(d), "unrealized appreciation" or "unrealized depreciation" shall mean the difference between the fair market value of such property and the Company's basis for such property.

(e) NONRECOURSE DEBT AND MINIMUM GAIN. If the Company has a share of nonrecourse debt attributable to its investment in real property owned by the Company (the "Company Property"), or if any other asset of the Company secures nonrecourse debt, the following provisions shall apply:

(i) For purposes of this Section 4.4(e), the term "Company Minimum Gain" means the gain (whether capital gain or ordinary income) that the Company would recognize if its nonrecourse debt were foreclosed upon and its Company Property or other assets securing such nonrecourse debt were transferred to the creditor in satisfaction of such non-recourse debt, but only to the extent of the excess (if any) of the outstanding principal balance of such non-recourse debt over the asset value of the Company Property or other asset. The Company Minimum Gain shall be computed in accordance with the applicable Treasury Regulations.

(ii) If there is a net decrease in the Company Minimum Gain during any Fiscal Year, each Owner who has a deficit balance in that Owner's Capital Account as of the end of such Fiscal Year shall receive, before any other allocations made under this Agreement, an allocation of income or gain for such Fiscal Year (and, if necessary, for subsequent Fiscal Years) in the amount needed to eliminate such deficit as quickly as possible.

(iii) For purposes of the foregoing subparagraph (ii), each Owner's Capital Account shall be deemed to be decreased by the allocations and distributions described in Section 4.4(b), above, and increased by the amount of any deficit balance in such Capital Account that such Owner is obligated to restore.

4.5 ALLOCATIONS TO ASSIGNEES. All Net Income and Net Losses allocable during any fiscal year with respect to the Interest of any Owner which has been transferred during such year shall be allocated between the assignor and the assignee based upon the number of days that each was recognized as the Owner of such Interest, without regard to the results of the Company's operations during any particular periods of such fiscal year and to whether or not cash distributions were made to the assignor or assignee during any such periods. Any distribution of the Company's assets made before the effective date of the assignment shall be made to the assignor. From and after the effective date of the assignment, the assignee shall be entitled to receive distributions from the Company attributable to the Interest acquired by reason of such assignment.

5. RIGHTS AND DUTIES OF MEMBERS

5.1 RESTRICTIONS ON MEMBERS. The Members, in their capacity as Members, shall have no right, power or authority to act for or to bind the Company. The Members, in their capacity as Members, shall not take part in the conduct or control of the Company Business, except that the Members shall have the right to vote upon and approve the matters set forth in Section 5.5(c), below. Unless specifically authorized to do so by this Agreement or by the Board of Managers or an authorized officer of the Company, no Member, Economic Interest Owner, attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge the Company's credit, or to render the Company liable for any purpose.

5.2 LIMITED LIABILITY. No Member shall be required to accept any personal liability for the debts, obligations, or liabilities of the Company (regardless whether such debt, obligation, or other liability arises in contract, tort, or otherwise), and each Member is hereby exculpated from liability for all such debts, obligations, and liabilities to the maximum extent permitted by the Act.

5.3 **TRANSACTIONS WITH THE COMPANY.** Subject to any limitations set forth in this Agreement and with the prior approval of the Board of Managers after full disclosure of the Member's involvement, a Member may lend money to and transact other business with the Company. Subject to other applicable law, such Member has the same rights and obligations with respect thereto as a Person who is not a Member.

5.4 **REMUNERATION TO AND EMPLOYMENT OR ENGAGEMENT OF MEMBERS.** Except as otherwise authorized in or pursuant to this Agreement, no Member is entitled to remuneration for services provided to the Company. Notwithstanding the foregoing, with the approval of the Board of Managers, (a) any person who is a Member of the Company may be employed by the Company as a common law employee or may be engaged by the Company as an independent contractor, and (b) shall be entitled to receive compensation, at rates approved by the Board of Managers for services rendered to the Company.

5.5 **MEETINGS OF THE MEMBERS.** Meetings of the Members may be held from time to time for any lawful purpose. Meetings of the Members may be called by any Manager, by the Chairman, or the President of the Company, or by Members holding not less than ten percent (10%) of the outstanding Units held by Members (such call of a meeting shall specify the day, date, time, and purpose of the meeting), and shall be noticed and held at such place within the United States as the Managers determine to be appropriate in accordance with the following procedures set forth in this Section 5.5:

(a) **NOTICE OF MEETING.** If a meeting is properly called pursuant to the foregoing provisions of this Section 5.5, then the officers of the Company immediately shall cause written notice of such meeting to be given to all Members not less than ten (10) or more than fifty (50) days prior to the date of such meeting. This notice shall state the place, day, date, and hour of the meeting, the nature of the business to be transacted, and the matters, if any, upon which the Members will be requested to vote. No business other than that set forth in such notice may be transacted at such meeting without the prior unanimous written consent of the Members.

(b) **WAIVER OF NOTICE.** Notice of any meeting of the Members may be waived by any person entitled to receive such notice provided that such waiver is made in accordance with the provisions of the Act.

(c) **VOTING RIGHTS.** The Members shall have the right to vote on each of the following matters and, except as otherwise expressly provided below, each such matter must be approved by the Owners of a majority of Voting Power of all Members:

(i) An election to continue the Business of the Company after the occurrence of a Member Termination Event (subject to Section 10.1(b), below).

(ii) An election not to continue the Business of the Company after its dissolution.

(iii) An election to dissolve the Company and wind up its affairs.

(iv) A material change in the Company's Business.

(v) Subject to Section 6.3, below, an increase in the number of Managers of the Company from the number specified in this Agreement.

(vi) Subject to Section 6.3, below, the removal of any Manager of the Company.

(vii) Subject to Section 6.3, below, the election of additional Managers for the Company.

(viii) The amendment of the Articles of Organization of this Company or this Agreement.

(ix) Any other action expressly stated by the provisions of this Agreement to require the approval of the Members.

(d) CONSENT OF MEMBERS. Unless a meeting has been requested by the Members, the Managers in their discretion may either seek the written consent of the Members on any proposed matter or may call a meeting of the Members to vote on such matter. The Members may take any action by written consent in accordance with the procedures set forth in the Act that they could take at a meeting of Members.

(e) PROXIES. Every Member shall have the right to vote either in person or by one or more agents authorized by a written proxy signed by the person and filed with the Managers or the Secretary, if any, of the Company, in the manner and to the extent permitted by the Act.

(f) FAILURE TO HOLD MEETINGS. The failure of the Company to hold meetings of Members or Managers, or the failure to observe formalities pertaining to the calling or conduct of meetings shall not be considered a factor tending to establish that the Members have personal liability for any debt, obligation, or liability of the Company.

5.6 COMPETITIVE ACTIVITIES. Subject to any express contractual commitments to the Company in any written employment agreement, consulting agreement, unit repurchase agreement, or other written agreement between the Company and any Member who is a consultant to or employee of the Company, each Member may engage, directly or indirectly (whether as an employee, owner, lender, consultant, or otherwise), in an activity which competes with the Company Business (a "Competitive Activity"), and no Member shall have any obligation to account to the Company or the other Members with respect to such activities. Notwithstanding the foregoing, each Member shall provide to the Company written notice of the acquisition of any interests in a Competitive Activity (other than the acquisition of not more than one percent (1.0%) of the outstanding voting securities of any Competitive Activity whose voting securities are listed for trading on a national securities exchange or are traded on NASDAQ or another comparable trading system).

6. MANAGEMENT OF THE COMPANY

6.1 MANAGEMENT BY BOARD OF MANAGERS. The business of the Company shall be managed by the Board of Managers.

(a) AUTHORITY OF BOARD. Except for the decisions that are expressly reserved hereunder for a vote by the Members, the Board of Managers shall have the full right, power, and authority to manage the business and affairs of the Company and make all decisions pertaining thereto. Without limiting the generality of the foregoing, the Board of Managers shall have the power to exercise on behalf and in the name of the Company, and in accordance with this Section 6, all of the powers set forth in the Act, including but not limited to the power and authority without any prior consent from the

Members (i) subject to the provisions of this Agreement, to issue authorized and unissued Units at the price and on the terms that the Board of Managers determines to be appropriate; (ii) to borrow in the name of the Company such monies as the Managers in their discretion deem appropriate; (iii) to pledge the assets of the Company as collateral for any loan to the Company; (iv) to lease real and personal property; (v) to prosecute, defend, settle and compromise claims in the name of the Company, (vi) to purchase such assets as the Board of Managers determines to be appropriate; (vii) to hire, compensate, and terminate the employment or other engagement of service providers to the Company; (viii) to dispose of assets of the Company (subject to the approval of holders of a majority of outstanding Units for any Liquidation Event); (ix) to enter into contracts in the name of the Company and on such terms and conditions as the Board of Managers, in its sole discretion, determines to be appropriate, (x) to grant options under the Equity Incentive Plan and to set aside thereunder additional Common Units for the granting of options or for issuance to employees and other service providers of the Company (subject to approval by holders of a majority of outstanding Units for any such additional Units set aside under the Equity Incentive Plan), and (xi) generally to do all other things that the Managers deem necessary or appropriate in furtherance of the purposes of the Company identified in Section 2.6, above.

(b) DELEGATION TO OFFICERS. The Board of Managers by resolution may delegate to one or more officers authority to implement the authority of the Board of Managers hereunder.

(c) NO MEMBER INVOLVEMENT IN MANAGEMENT. Except as expressly provided in this Agreement, the Members in their capacity as Members shall not be entitled to participate in the management of the Company, and all decisions concerning the business and affairs of the Company shall be made by the Board of Managers.

6.2 NUMBER AND QUALIFICATION OF MANAGERS

(a) NUMBER. The authorized number of the Managers of the Company shall be no less than two (2) and more than seven (7), as fixed from time to time by resolution of the Board of Managers. A change in the minimum or maximum number of Managers who may be authorized to serve on the Board of Managers may be made only with the affirmative vote of the Owners of a majority of the Voting Power of the outstanding Units. Upon any change in the authorized number of Managers hereunder, the Members shall execute an amendment to this Section 6.2(a) to reflect such change. Each Member hereby appoints the Chief Executive Officer and the Chairman of the Company, and each of them, as such Member's limited attorney-in-fact, with power of substitution, to execute such amendment in the name of such Member. The initial Managers shall be Jeffrey C. Bermant and Brian J. Fox.

(b) QUALIFICATION. A Person may serve as a Manager of the Company without regard to whether such Person is a Member of the Company.

6.3 ELECTION OF MANAGERS; TERM. The Manager shall be elected at each annual meeting of the Members.

(a) GENERALLY. At any election of the Managers, the Manager receiving the highest number of votes, up to the total number of Managers to be elected, shall be elected as a Manager. Each Manager, including a Manager elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified. No reduction in the authorized number of Managers shall have the effect of removing any Manager prior to the expiration of that Manager's term of office.

(b) ELECTIONS

(i) QUORUM; REQUIRED VOTE

(A) QUORUM. At any meeting held for the purpose of electing one or more Managers, the presence in person or by proxy by Owners holding a majority of the outstanding Units shall constitute a quorum for the election of the Managers.

(B) REQUIRED VOTE. There shall be elected such candidate or candidates (as applicable) as receive the highest number of affirmative votes of the outstanding Units, up to the number of Managers to be elected.

(ii) VACANCY. If there shall be any vacancy in the office of a Manager, then a Manager to hold office for the unexpired term of such position may be elected (A) by the Members, or (B) subject to the power of the Members under the foregoing clause "(A)," by the Board of Managers.

(iii) REMOVAL. Any Manager who shall have been elected to the Board of Managers may be removed during his or her term of office, without cause, by, and only by, the affirmative vote of holders of a majority of the outstanding Units.

(iv) TERM. The Managers shall be elected for terms of one (1) year each, or until the next annual meeting of the Members. Each Manager, including a Manager elected to fill a vacancy, shall hold office until the expiration of the term for which elected or until a successor has been elected and qualified. No reduction in the authorized number of Managers shall have the effect of removing any Manager prior to the expiration of that Manager's term of office.

6.4 RESIGNATION OF MANAGERS. Any Manager may resign by giving written notice of resignation, at least three (3) business days prior to the effective date thereof, to the Chairman of the Board, if any, or to the President, the Secretary, or the Board of Managers. If any Manager so tenders his resignation, then a successor may be elected to take office pursuant to Section 6.3(b)(ii).

6.5 MEETINGS OF THE BOARD OF MANAGERS. Meetings of the Board of Managers shall be held at the principal executive office of the Company, or at such other place as may be designated from time to time by resolution of the Board of Managers.

(a) ANNUAL MEETINGS. An annual meeting of the Board of Managers shall be held without notice at the place of the annual meeting of Members immediately following the adjournment of the annual Members' meeting for the purpose of organizing the Board, electing any officers desired to be elected, and transacting such other business as may properly come before the meeting.

(b) OTHER REGULAR MEETINGS. Other regular meetings of the Board of Managers shall be held without notice at such time as may be designated from time to time by resolution of the Board of Managers.

(c) SPECIAL MEETINGS. Special meetings of the Board of Managers may be called for any purpose at any time by the Chairman of the Board, the President, any Vice-President, the Secretary, or by any two (2) Managers. Notice of any such special meeting shall be delivered to each Manager either (i) orally, by facsimile, by electronic mail, or by personal delivery of written notice thereof, at least twenty-four (24) hours prior to the special meeting; or (ii) by regular mail, at least seventy-two (72) hours prior to the special meeting.

(d) **CONFERENCE TELEPHONE MEETINGS.** Any meeting, regular or special, may be held by conference telephone or similar communications equipment as long as all Managers participating in the meeting can hear one another, and any such participation shall constitute presence in person at the meeting.

(e) **WAIVER OF NOTICE.** The transactions of any meeting of the Board of Managers, however called and noticed or wherever held, shall be as valid as action taken at a meeting regularly called and noticed if all the Managers are present and sign a written waiver of notice and consent to holding such meeting, or if a quorum of the Managers are present and all Managers either before or after the meeting, sign a written waiver of notice, or a consent to holding the meeting, or an approval of the minutes thereof. All such waivers, consents, or approvals shall be filed with the corporate records or made a part of the minutes of the meeting. Notice of a meeting need not be given to a Manager who attends the meeting without protesting the lack of notice to such Manager, either prior thereto or at the commencement of such meeting.

(f) **QUORUM REQUIREMENTS.** A majority of the exact number of authorized Managers fixed in Section 6.2, above, shall be necessary to constitute a quorum for the transaction of business (other than to adjourn) and the action of a majority of the Managers present at a meeting duly held at which a quorum is present shall be valid as the act of the Board of Managers unless a greater number is required by the Articles of Organization, this Agreement, or the Act. A meeting at which a quorum initially is present may continue to transact business, notwithstanding the withdrawal of one or more Managers, if any action taken is approved by at least a majority of the required quorum for that meeting.

(g) **ADJOURNED MEETINGS.** A majority of the Managers present, whether or not a quorum, may adjourn from time to time by fixing a new time and place prior to taking adjournment, but if any meeting is adjourned for more than twenty-four (24) hours, notice of any adjournment to another time or place shall be given, prior to the reconvening of the adjourned meeting, to any Managers not present at the time the adjournment was taken.

6.6 **MANAGER ACTION WITHOUT A MEETING.** Any action required or permitted to be taken by the Board of Managers may be taken without a meeting, if all members of the Board shall individually or collectively consent in writing to that action. Each such written consent shall be filed with the minutes of the proceedings of the Board, and shall have the same force and effect as a unanimous vote of the Managers.

6.7 **COMMITTEES OF MANAGERS.** The Board of Managers may establish one or more committees, including an Executive Committee, each consisting of two or more Managers and such advisors, if any, as the Board of Managers may designate to serve on any one or more such committees, to serve at the pleasure of the Board, and may designate one or more alternate Managers to replace any absent committee members at any meeting of a committee. The Board of Managers may delegate to any such committee any of the powers and authority of the Board of Managers in the business and affairs of the Company. Meetings of committees shall be held and actions of committees shall be taken in the same manner as is provided by this Agreement for meetings of Managers, except that the time of regular meetings of committees may be determined either by resolution of the Board of Managers or by the members of the committee. Alternate committee members shall be entitled to attend all committee meetings and to receive notice of special meetings of the committee. The Board of Managers may adopt rules for the governing of any committee not inconsistent with the provisions of this Agreement.

6.8 OFFICERS OF THE COMPANY. The principal officers of the Company shall consist of a President, a Chief Financial Officer, and a Secretary. At the discretion of the Board of Managers, the Company also may appoint a Chairman of the Board, one or more Vice-Presidents, and such subordinate officers pursuant to this Agreement, as it determines to be appropriate.

(a) ELECTION; QUALIFICATION AND TENURE. After their election, the Board of Managers shall meet and organize by electing a President, a Secretary and a Chief Financial Officer, who may be, but need not be, members of the Board of Managers, and such additional officers provided by this Agreement as the Board of Managers shall determine to be appropriate. Any two or more offices may be held by the same person. Each officer of this Company shall serve at the pleasure of the Board of Managers, subject, however, to any rights of an officer under any contract of employment with the Company.

(b) SUBORDINATE OFFICERS. Subordinate officers, including Assistant Secretaries, Treasurers and Assistant Treasurers, and such other officers or agents as the business of the Company may require, may from time to time be appointed by the Board of Managers, the President, or by any officer empowered to do so by the Board of Managers, and shall have such authority and shall perform such duties as are provided in this Operating Agreement or as the Board of Managers or the President may prescribe from time to time.

(c) RESIGNATION AND REMOVAL OF OFFICERS. Subject to the provisions of subparagraph (iii), below:

(i) REMOVAL. Any officer may be removed, either with or without cause, by the Board of Managers, at any regular or special meeting of the Board, or, except in the case of an officer appointed by the Board of Managers, by any officer upon whom the power of removal has been conferred by the Board of Managers.

(ii) RESIGNATION. Any officer may resign at any time by giving written notice to the Board of Managers or to the President, or to the Secretary or an Assistant Secretary of the Company. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, and unless otherwise specified in the notice, the acceptance of such resignation shall not be necessary to make it effective.

(iii) CONTRACTUAL OBLIGATIONS. The resignation or removal of an officer shall not prejudice the rights of the Company or of the officer under any contract of employment between the officer and the Company.

(d) VACANCIES IN OFFICES. Any vacancy in an office occurring because of death, resignation, removal, disqualification or any other cause may be filled by the Board of Managers at any regular or special meeting of the Board, or in such manner as may otherwise be prescribed in this Operating Agreement for regular appointment to the vacant office.

(e) RESPONSIBILITIES OF OFFICERS. The officers of the Company shall have the following responsibilities:

(i) CHAIRMAN OF THE BOARD. The Chairman of the Board, if there be one, shall, when present, preside at all meetings of the Members and of the Board of Managers, and shall have such other powers and duties as from time to time shall be prescribed by the Board of Managers. If there is no President, the Chairman of the Board, if any, shall be the Chief Executive Officer and general

manager of the Company (but shall not, solely by reason of being Chairman, be a "Manager" of the Company, as the term "Manager" is defined in Section 1.21, above) and shall have the powers and duties prescribed in Section 6.8(e)(ii), below.

(ii) **PRESIDENT.** The President shall be the general manager of the Company and if (A) a different person is appointed as the Chief Executive Officer, shall work with such Chief Executive Officer on strategic and business operational issues, or (B) there is no other person appointed as the Chief Executive Officer, shall be the Chief Executive Officer of the Company. In the absence of the Chairman of the Board, or if there be none, the President shall preside at all meetings of the Members and of the Board of Managers, but shall have no vote at any such meetings unless the President is also a Manager.

(iii) **EXECUTIVE VICE PRESIDENT.** The Executive Vice President (if any) shall be the senior Vice President, shall report to the President, shall assist the President in supervising and managing the day-to-day affairs of the Company, and shall perform such other duties and functions as may be assigned to the Executive Vice President from time to time by the Board of Managers or the President.

(iv) **OTHER VICE-PRESIDENTS.** In the absence or the disability of the President, the Chairman of the Board, if any, and the Executive Vice President, the Vice-Presidents, in order of their rank as fixed by the Board of Managers, or if not ranked, the Vice-President designated by the President, shall perform the duties and exercise the powers of the President and when so acting shall have all of the powers of and shall be subject to all of the restrictions upon the President. Such other Vice-Presidents shall perform such other duties and have such other powers as the Board of Managers and the President shall prescribe.

(v) **SECRETARY.** The Secretary shall have such powers and shall perform such duties as may be prescribed by the Board of Managers and the President and shall, in addition:

(A) Keep, or cause to be kept, at the principal executive office or such other place as the Board of Managers may order, a book of all minutes of all of the proceedings of its Members and the Board of Managers and committees of the Board, with the time and place of holding of meetings, whether regular or special, and if special, how authorized, the notice thereof given, the names of those present at Managers' meetings, the number of shares present or represented at Members' meetings, and the proceedings thereof;

(B) Keep, or cause to be kept, at the principal executive office or at the office of the Company's transfer agent, a share register or a duplicate share register, showing classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation;

(C) Give, or cause to be given, notice of all the meetings of the Members and of the Board of Managers required hereunder; and

(D) Keep the seal of the Company if one be adopted, and affix the seal to all documents requiring a seal.

(vi) **ASSISTANT SECRETARY.** The Assistant Secretary, if provided for and appointed, shall have all the rights, duties, powers and privileges of the Secretary and may act in the place and stead of the Secretary whenever necessary or desirable.

(vii) **CHIEF FINANCIAL OFFICER.** The Chief Financial Officer shall have such powers and perform such duties as may be prescribed by the Board of Managers and the President and shall, in addition, (A) keep and maintain or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the Company, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares; (B) deposit all moneys and other valuables in the name and to the credit of the Company with such depositories as may be designated by the Board of Managers; and (C) disburse the funds of the Company as may be ordered by the Board of Managers, and render to the President and the Managers, whenever they so request, an account of all transactions as Chief Financial Officer and of the financial condition of the Company.

6.9 PERFORMANCE. The Managers shall use their best efforts to carry out the business of the Company and shall devote to the Company such time as is necessary for the efficient operation of the Company's business, provided, except as may be required pursuant to any separate employment agreement between the Company and a Manager who is employed by the Company, the Managers shall not be required to devote their exclusive business time (or any specific portion thereof) to the Company. The Managers shall be fiduciaries and shall perform their duties as Manager with such care as an ordinarily prudent person in a like position would use under similar circumstances.

(a) A Manager shall be liable to the Company and its Owners for loss or damage sustained by the Company or any Owner only if such loss or damage is the result of or attributable to (i) the Manager's fraud, deceit, or intentional misconduct, (ii) a material breach of the Manager's obligations under this Agreement, (iii) a breach by a Manager of his or her fiduciary obligations to the Members, (iv) a wrongful taking by the Manager, (v) acting out of self interest without regard for the rights or interests of the Members, or (vi) intentional conduct taken in reckless disregard of a duty owed to the Members or to a third party that causes injury or damage to Persons, property or the Business of the Company.

(b) A Manager shall not be liable to the Company or its Owners for damages attributable to (i) errors in judgment made in good faith, (ii) the ordinary negligence of such Manager that does not constitute gross negligence or recklessness, or (iii) a Manager's failure to carry out his or her duties as a Manager if the Company has insufficient funds or if it is impossible or impractical to carry out such duties as the result of any act or failure to act by any of the Members.

6.10 RESTRICTIONS ON AUTHORITY OF THE MANAGERS. No Manager individually shall have any authority to bind the Company, except with the prior authorization of the Board of Managers (subject to any express limits imposed elsewhere in this Agreement). The Board of Managers shall not, without the prior approval of the a majority of the Voting Power of the Members:

(a) OTHER BUSINESS. Cause or permit the Company either to engage in any activity that is not consistent with the purposes of the Company as set forth in Section 2.6, above, or to pursue any business other than the Company's Business;

(b) VIOLATE AGREEMENT. Knowingly do any act in contravention of this Agreement;

(c) COMPANY PURPOSE. Cause or permit the Company to possess property, or assign rights in specific property, other than for a Company purpose;

(d) MEMBER APPROVAL. Take any other action requiring the approval of the Members under any provision of this Agreement.

6.11 RIGHT TO RELY ON MANAGER. Any person dealing with the Company may rely (in good faith but without duty of further inquiry) upon a certificate signed by the Secretary or Assistant Secretary of the Company with respect to:

(a) The identity of any officer, Manager, Member or Economic Interest Owner;

(b) The existence or nonexistence of any fact or facts which constitute a condition precedent to acts by the Manager or which are in any other manner germane to the affairs of the Company;

(c) The persons who are authorized to execute and deliver any instrument or document of the Company; or

(d) Any act or failure to act by the Company or any other matter whatsoever involving the Company or any Member.

6.12 EXCULPATION AND INDEMNIFICATION. Subject to the provisions of Sections 6.12(a), (b), and (c), below, the Company shall indemnify, defend and hold each of its Members, its Managers, and any Company officers, employees, agents and attorneys, harmless from any and all claims, losses, liabilities, actions, causes of action, and the like arising from or relating to their performance or nonperformance of any act concerning the activities or business of the Company to the maximum extent permitted by the Act.

(a) The Company shall not be obligated to indemnify any Manager or any employee, agent or other Person acting on behalf of the Company if (i) such Person is guilty of (A) fraud, deceit or intentional misconduct, or (B) a material breach of such Person's obligations to the Company under this Agreement or any other agreement between the Company and such Person, or (C) a wrongful taking by such Person, or (D) acting out of self-interest without appropriate regard for such Person's obligations to the Company or its Members, or (E) intentional conduct taken in reckless disregard of a duty owed to the Company, its Members, or to a third party that causes injury or damage to Persons, property or the Business of the Company; or if (ii) the liability sought to be imposed relates to an obligation of the Member, Manager, employee, agent or attorney acting in an individual capacity.

(b) The Company shall not be obligated to indemnify any Person who, as a party-defendant in any action or proceeding, is alleged to have been guilty of conduct of the type described in Section 6.12(a), above, unless and until a court determines that such Person was not guilty of such conduct and is therefore entitled to be indemnified by the Company.

(c) The indemnification obligation of the Company hereunder shall be satisfied solely from Company assets and shall be considered an expense of the Company. The indemnification authorized by this Section shall include the payment of reasonable attorney's fees and other expenses (not limited to taxable costs) incurred in settling or defending any claims, threatened actions or finally adjudicated legal proceedings.

7. COMPANY EXPENSES; COMPENSATION AND FEES

7.1 ORGANIZATION EXPENSES. All reasonable legal, accounting, and related organization expenses incurred by any Member in connection with the formation of the Company shall be paid by the Company.

7.2 OPERATING EXPENSES. All costs, charges, expenses and liabilities which shall be incurred in or about the Company business, and any losses which shall occur with respect thereto, shall be paid from the income and other assets of the Company and, if that is not sufficient, then out of the capital of the Company.

7.3 REIMBURSEMENT OF START-UP EXPENSES. Promptly upon receipt of an itemized statement therefor, and subject to the approval of the Board of Managers, the Company shall reimburse each Member and Manager for any expenses reasonably incurred by such Member or Manager for the benefit of the Company in connection with forming the Company.

7.4 REIMBURSEMENT TO MEMBERS. Subject to the express limitations imposed upon the authority of the Members and Managers under this Agreement, the Company shall reimburse to the Members and the Managers in cash, promptly upon receipt of an itemized statement therefor, any costs or expenses that any Member or Manager reasonably incurs or has incurred on the Company's behalf or related to the purposes of the Company prior to its formation provided that such costs or expenses have been approved by the Managers or are otherwise authorized by the provisions of this Agreement.

7.5 COMPENSATION TO MEMBERS AND MANAGERS. Except as otherwise agreed in writing by the Members, no Member or Manager shall be entitled to compensation or remuneration for services rendered on behalf of the Company unless such entitlement is set forth in this Agreement or a separate written agreement approved by the Managers. Notwithstanding the foregoing, the Company shall pay or reimburse the Persons who are appointed to the Board of Managers for their reasonable and necessary costs of serving on the Board of Managers.

8. COMPANY ASSETS; BOOKS AND RECORDS

8.1 TITLE TO COMPANY PROPERTY. Title to any of the assets of the Company shall be taken, held and conveyed only in the name of the Company.

8.2 BANK ACCOUNTS. The Company shall open and maintain one or more commercial bank accounts in the name of the Company at such banks as the Managers shall determine from time to time. All contributions of the Members and all other Company income initially shall be deposited in such accounts, and all debts, liabilities and obligations of the Company shall be paid by checks drawn on such accounts. Withdrawals from and checks drawn upon any such Company bank account shall be made only upon the signatures of such individuals as the Board shall designate from time to time.

8.3 COMPANY BOOKS. Proper and complete books of account and records of the Company Business shall be kept at the Company's principal place of business, or such other place of business as may be designated from time to time by the Members, and shall be open to inspection and copying by any of the Members or their designated representatives at any reasonable time during business hours, provided that such inspection is made in good faith, for a purpose reasonably related to such Member's Membership Interest, and without any intent to damage the Company or any of the Owners.

8.4 FINANCIAL REPORTS. The Company's accounting records shall be maintained pursuant to such method of accounting as shall be selected by the Managers and in accordance with the Company's

historical accounting practices consistently applied. As promptly as practicable but in all events within thirty (30) days following the end of each calendar quarter, the Company shall provide to the Members a statement of income and expense for the immediately preceding calendar quarter, a balance sheet as of the last day of such calendar quarter, a statement of cash flow for such quarter, and other reports as required by the Board of Managers.

8.5 **BOOKS OF ACCOUNT.** The Managers shall maintain and preserve, during the term of the Company, and for six (6) years thereafter, all accounts, books, and other relevant Company documents. The books of account and records of the Company shall include at least the following:

(a) A current list of the full name and last known business or residence address of each Owner set forth in alphabetical order together with the Capital Contribution and the share in Net Profits and Net Losses of each Owner;

(b) A copy of the Articles of Organization and all amendments thereto, together with executed copies of any powers of attorney pursuant to which the Articles of Organization or any amendment thereto has been executed;

(c) Copies of all of the Company's federal, state, and local income tax and information returns and reports, if any, for the six (6) most recent taxable years;

(d) Copies of this Agreement and all amendments thereto, together with any powers of attorney pursuant to which this Agreement or any amendment thereto has been executed;

(e) Copies of the Company's financial statements, if any, for the six (6) most recent Fiscal Years; and

(f) The Company's books and records, if any, for the current and past three (3) Fiscal Years.

Upon the written request of an Owner, for purposes reasonably related to the interests of such Person as a Member or an Economic Interest Owner, the Company shall promptly deliver to such Owner, at the expense of the Company, a copy of the information specified in paragraphs (a), (c), and (d), above.

8.6 **INSPECTION.** Each Owner shall have the right, upon reasonable request and for a purpose reasonably related to the interest of such Person as an Owner, to each of the following:

(a) To inspect and copy during normal business hours any of the records required to be maintained by the Company pursuant to Section 8.3, above; and

(b) To obtain from the Company promptly after becoming available, a copy of the Company's federal, state or local income tax or information returns for any Fiscal Year.

8.7 **TAX REPORTING INFORMATION.** Within seventy-five (75) days after the end of each Fiscal Year of the Company, the Company shall furnish each Person who is or was a Member at any time during the Fiscal Year an annual report containing at least the following: (a) a copy of the Company's federal, state or local income tax or information returns for that Fiscal Year; (b) supporting profit and loss statements; (c) a balance sheet showing the Company's financial position as of the end of the Fiscal Year; (d) a copy of any management letter accompanying the annual report of the Company's independent certified public accountants; and (e) any additional information that the Members may require for the

preparation of their individual federal and state income tax returns. In any event, each Member has the right upon reasonable request to obtain from the Company, promptly after becoming available, a copy of the Company's federal, state and local income tax or information returns for each year.

8.8 ELECTION UNDER SECTION 754 OF THE CODE. Except as provided in Section 9.7, the Company shall not be required to file an election under Section 754 of the Internal Revenue Code of 1954, as amended, or California income tax laws, or any similar provision of any statutes enacted in lieu of any one of the foregoing statutes.

8.9 OTHER ELECTIONS. The Managers shall from time to time make such other tax elections as they deem necessary or desirable in their reasonable discretion to carry out the business of the Company. In making any such elections, the Managers need consider only the interests of the Company and the Managers as a group, and shall have no obligation to consider the individual interests of any individual Member in determining whether or not to make any election.

8.10 DEPOSIT OF FUNDS. Funds held by the Company in excess of its immediate cash requirements may be deposited in any of the following: (a) federally-insured savings accounts; (b) certificates of deposit; (c) deposits in commercial banks; (d) government securities; and/or (e) other short-term investment securities, including money market securities.

9. TRANSFER OF MEMBERSHIP INTERESTS

9.1 TRANSFERS BY OWNERS. Except as otherwise provided in this Section 9, no Owner shall Transfer all or any part of his or her or its Membership or Economic Interest in the Company without the prior written consent of the holders of a majority of the Voting Power of the Members, excluding any votes held by the Transferring Owner.

(a) CONSENT. To the extent permitted by the Act, any such consent may be withheld, conditioned or delayed as the Managers determine to be appropriate.

(b) ENTITY OWNERS. If any Membership Interest or Economic Interest is held by an entity, then any sale or assignment of the ownership interests in such entity (other than a Transfer that would qualify as an "Exempt Transfer" under Section 9.2 , below) shall be deemed to be a Transfer of the underlying Membership or Economic Interest held by such entity and shall be subject to the provisions of this Agreement.

9.2 PERMITTED TRANSFERS. The following Transfers are Exempt Transfers that are permitted without the consent of the Members and without compliance with the provisions of Section 9.3, below:

(a) PERMITTED TRANSFEREES. Any Transfer to a Permitted Transferee;

(b) TRANSFERS TO MEMBERS. Any Transfer between or among the existing Members;

(c) TRANSFERS TO EMPLOYEES. Any Transfer of an Economic Interest to any common law employee of the Company;

(d) DISTRIBUTIONS BY ENTITY MEMBERS. Any Transfer of Units that represents merely a distribution and is not tantamount to a sale, if (i) by a Member that is a limited partnership, to

one or more of its partners, or (ii) by a Member that is a limited liability company, to one or more of its members, or (iii) by a Member that is a corporation, to one or more of its shareholders, or (iv) by a Member that is a trust, to one or more of its beneficiaries; and

(e) PREVIOUSLY APPROVED TRANSFERS. Any Transfer of an Interest to any Person whom all of the Members have previously consented in writing to admit as a Member.

9.3 RIGHT OF FIRST REFUSAL. Except for Exempt Transfers, no Transferring Owner shall effect a Transfer that is a Restricted Transaction without first complying with the first-refusal provisions of this Section 9.3.

(a) NOTICE. Prior to a Transferring Owner effecting a Transfer that is a Restricted Transaction, the Transferring Owner first shall deliver to the Company a written notice (the "Transfer Notice") of such proposed Transfer, setting forth the name of the proposed transferee, the portion of the Interest proposed to be transferred (the "Offered Interest"), and all terms and conditions of the proposed Transfer. The Transferring Owner's delivery of such Transfer Notice shall be deemed to be an offer to sell such Interest to the other Members and to the Company on the terms and conditions set forth in such Notice, pursuant to this Section 9.3. Promptly after receipt thereof, the Company shall provide a copy of such Transfer Notice to each of the Members.

(b) PURCHASE BY COMPANY. If the Company desires to purchase all or any portion of such Offered Interest, then during the 15-day period following delivery of such Transfer Notice (the "Initial Offering Period"), the Company shall deliver to the Transferring Owner and to all other Members a written instrument specifying the portion of such Offered Interest that the Company elects to purchase. If such election notice is delivered within such 15-day period, then subject to the Company and the Members (under paragraph (c), below) electing to purchase the entire Offered Interest, the Company thereafter shall be entitled and obligated to close the purchase of that portion of the Offered Interest specified in that election notice.

(c) PURCHASE BY MEMBERS. If the Company elects to purchase less than all of the Offered Interest, then within three (3) days following the expiration of such 15-day period, the Company shall deliver to the other Members a written notice specifying the portion of the Offered Interest that the Company has elected to purchase and the unsubscribed portion thereof. During the period of ten (10) days following receipt of that notice, each other Member may elect to purchase all or any portion of such unsubscribed Offered Interest by delivering to the Company and the Transferring Owner a written instrument specifying the portion of such Offered Interest that such Member elects to purchase. If the other Members in the aggregate timely elect to purchase more than the unsubscribed portion of the Offered Interest, then the entire unsubscribed Offered Interest shall be apportioned among the subscribing Members in proportion to the number of Units owned by each such Owner. If the other Members fail to elect within such 15-day period to purchase the portion of the entire Offered Interest which the Company does not elect to purchase, then the Transferring Owner thereafter may sell the entire Offered Interest pursuant to Section 9.3(e), below.

(d) CLOSING. If the entire Offered Interest proposed to be Transferred is subscribed for as provided in Sections 9.3(b) and 9.3(c), above, then the closing of the purchase and sale of that Offered Interest shall be held at the offices of the Company on the date specified in the Transfer Notice, but in no event sooner than fifteen (15) days after it is determined which parties are entitled to purchase such Offered Interest. At the closing, (i) the Transferring Owner shall execute and deliver an assignment or other transfer instrument in commercially reasonable form (including a warranty as to title) sufficient to vest in the purchasers title to the Offered Interest, free and clear of all liens and claims whatsoever,

(ii) the purchasers shall deliver the purchase consideration in such amount and in such form as is specified in the Transfer Notice, and (iii) the Company and each party to the transaction shall execute and deliver such documents and instruments (if any) as may be required to be filed with cognizant governmental officials in connection with such transaction.

(e) **FAILURE TO PURCHASE.** If the Members and the Company fail to elect and purchase pursuant to the foregoing provisions of this Section 9 the entire Offered Interest, then the Transferring Owner thereafter may transfer or assign such Offered Interest to the Person named in the Transfer Notice at the price and on the terms and conditions set forth therein. However, if such Transferring Owner fails to close the Transfer of that Offered Interest to such Transferee within ninety (90) days after expiration of the election period specified in Section 9.3(c), above, then such right shall terminate and such Transferring Owner thereafter shall not sell or transfer such Interest to any Person without first again complying with the provisions of this Section 9.3.

9.4 **REQUIREMENTS FOR TRANSFERS OF INTERESTS.** No Transfer of all or any part of the Membership Interest or Economic Interest of any Owner shall be allowed unless all of the following conditions have been met:

(a) **TRANSFER INSTRUMENT.** Such Transfer is effected by an instrument in form and content satisfactory to the Managers;

(b) **OPINION OF COUNSEL.** The Company shall have received the opinion of its counsel that such Transfer will not violate any of the restrictions on transfer imposed by applicable federal or state securities laws or cause a dissolution of the Company for federal income tax purposes; and

(c) **LEGEND CONDITION.** All instruments reflecting such Transfer shall display in a prominent position on such assignment any legend required under applicable federal securities laws and then-current regulations of cognizant officials of the State of California.

9.5 **RIGHTS OF TRANSFEREES.** The Transferee of a Membership Interest or Economic Interest who is not a Permitted Transferee, including any lender or other Person who acquires the Membership Interest or Economic Interest of an Owner upon the foreclosure of a security interest in such Membership Interest or Economic Interest, shall be an Owner of an Economic Interest whose rights shall be governed by the following provisions:

(a) Any such Owner of an Economic Interest shall not be a Member but shall only be an Economic Interest Owner unless and until he, she, or it is admitted as a Member in accordance with the provisions of Section 9.6, below.

(i) If such Economic Interest Owner is the executor, administrator, guardian, conservator, or other legal representative of a Terminated Member who is deceased or who has been adjudged by a court of competent jurisdiction to be incompetent to manage his or her person or property, such Economic Interest Owner may exercise all of the Member's rights for the purpose of settling the Terminated Member's estate or administering the Terminated Member's property, including any power the Terminated Member has under the Articles or this Agreement to give an assignee the right to become a Member.

(ii) If such Economic Interest Owner is the legal representative of or successor to a Terminated Member that was a corporation, trust, or other entity that has dissolved or terminated, such assignee may exercise all of the powers of such Terminated Member.

(iii) Any such Economic Interest Owner shall have the right to receive the proportionate share of the Net Income, Net Loss, and Distributable Cash of the Company allocable to the Membership Interest or Economic Interest assigned, transferred or acquired.

(b) Except as expressly provided in Section 9.5(a), above, an Economic Interest Owner shall have no right to require any information or account of the Company's transactions, to inspect the Company's books and records, or to vote on or consent to any matters as to which a Member would be entitled to vote or consent under this Agreement or otherwise shall have no right to vote or participate in the management of the business, property and affairs of the Company or to exercise any rights of a Member.

(c) Notwithstanding the foregoing provisions of this Section 9.5, if in the determination of the Board of Managers a Transfer (other than a Permitted Transfer) would cause the termination of the Company under the Internal Revenue Code, then the Board of Mangers in its discretion may elect to treat the Transfer as being null and void and the purported assignee shall not become either a Member or an Economic Interest Owner.

9.6 **ADMISSION OF ASSIGNEES AS MEMBERS.** The assignee of the Membership Interest of a Member (other than a Permitted Transferee) and any Owner of an Economic Interest may be admitted as a Member only upon the following conditions:

(a) **APPROVAL BY MANAGERS.** The admission of such assignee as a Member of the Company has been approved by the Board of Managers. To the extent permitted by the Act, any such consent may be withheld, conditioned or delayed as the Managers determine to be appropriate;

(b) **COSTS.** The assignee has paid the reasonable costs and expenses incurred in connection with his, her or its substitution as a Member, including but not limited to any reasonable transfer fee established by the Company and the costs of preparing, publishing, and filing such documents and instruments as are necessary or proper to effect such substitution and the attorneys' fees of counsel for the Company; and

(c) **ASSUMPTION AGREEMENT.** The assignee has agreed in writing to be bound by all of the provisions of this Agreement.

9.7 **OPTIONAL ADJUSTMENT TO BASIS OF COMPANY PROPERTY.** In the event of the Transfer of all or any portion of the Interest of any Owner, the remaining Members may, in their discretion, cause the Company to make an election pursuant to Section 754 of the Code to adjust the basis of the property of the Company (with regard to the assignee of the Company interest only) as provided in the Code.

9.8 **CONTINUING LIABILITY OF TRANSFERRING OWNER.** The Transfer by a Transferring Owner of his or her or its Membership Interest or Economic Interest shall not relieve the Transferring Owner from liability to the Company for unpaid Capital Contributions or for the return of prohibited distributions in accordance with the provisions of the Act.

10. CHANGES IN MEMBERSHIP

10.1 **CESSATION AS A MEMBER.** A person shall cease to be a Member upon the occurrence of any of the following Member Termination Events:

(a) In the case of an individual, upon the death of such Person or an adjudication by a court of competent jurisdiction that such Person is no longer competent to manage his or her estate.

(b) In the case of a Person other than an individual, the dissolution, liquidation or termination of the legal existence of such Person, including (i) in the case of an estate, the distribution by the fiduciary of the estate's entire Membership Interest in the Company, and (ii) in the case of a trust, the termination of the trust (but not merely the substitution of a new trustee for the trust, in which case the new trustee shall automatically become a Member).

(c) In all cases, (i) on the effective date of the retirement, resignation or withdrawal of such Person in accordance with the provisions of this Agreement, or (ii) the Bankruptcy of such Person.

10.2 **RETIREMENT AND WITHDRAWAL.** A Member shall be entitled to retire or to voluntarily withdraw from the Company, effective as of the close of business on the last day of any Fiscal Year by giving not less than sixty (60) full calendar days prior written notice of his or her intent to retire or withdraw. Upon any such retirement or withdrawal, the retired or withdrawing Member shall be a "Terminated Member" (as defined in Section 1.37, above) and by reason thereof (and in accordance with Section 10.3, below) shall be an Economic Interest Owner.

10.3 **STATUS OF INTEREST OF TERMINATED MEMBER.** Subject to Section 10.5, below, a Terminated Member or his or her legal representative or successor-in-interest shall become an Economic Interest Owner having the rights conferred on an Economic Interest Owner under Section 9.5, above, and shall not (solely by reason of becoming a Terminated Member) be entitled to receive a distribution of such Terminated Member's Capital Contributions.

10.4 **CONTINUATION OF BUSINESS.** Following the occurrence of a Member Termination Event, the business of the Company shall be continued without interruption or a winding-up of the Company's affairs provided that there is at least one (1) remaining Member unless, within ninety (90) days after the Termination Date, the Members elect not to continue the Business of the Company.

10.5 **DISPOSITION OF TERMINATED MEMBER'S INTEREST.** If the Business of the Company is continued following the occurrence of a Member Termination Event, and:

(a) **SUCCESSOR A PERMITTED TRANSFEREE.** If the Person succeeding to the Membership Interest of a Terminated Member is a Permitted Transferee, then such Permitted Transferee shall automatically be admitted as a Member of the Company;

(b) **SUCCESSOR NOT A PERMITTED TRANSFEREE.** If the Person succeeding to the Membership Interest of a Terminated Member is not a Permitted Transferee, or if there is no successor to such Interest, then the successor shall hold the Membership Interest of the Terminated Member as an Economic Interest as contemplated by Section 9.5, above, and shall not be admitted as a Member of the Company unless the Board of Managers (in its sole discretion) elects to approve the admission of that successor pursuant to Section 9.6, above, and the Member complies with the requirements of Sections 9.6(b) and 9.6(c), above.

11. DISSOLUTION AND TERMINATION

11.1 **DISSOLUTION.** The Company shall be dissolved upon the occurrence of the first of the following events:

(a) By the affirmative vote of Members holding a majority of the Voting Power of the Members.

(b) The sale by the Company of all or substantially all of its assets, except that if the consideration to be received by the Company by reason of such sale is to be received over a period of time, then the Company shall not terminate until the later of the expiration of such period of time and the Company's receipt of all of such consideration.

(c) The entry of a decree of judicial dissolution by a court of competent jurisdiction.

11.2 **CERTIFICATE OF DISSOLUTION.** As soon as possible following the occurrence of any of the events specified in Section 11.1, above, the appropriate representative of the Company shall execute and file with the cognizant California state officials a Certificate of Dissolution under the Act. Upon such filing of the Certificate of Dissolution, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business and the liquidation of its assets.

11.3 **WINDING UP, LIQUIDATION AND DISTRIBUTION OF ASSETS.** Promptly after the filing of the Certificate of Dissolution, the Members shall commence to wind up the affairs of the Company and shall cause the Company's independent accountants to make an accounting of the accounts of the Company and of the Company's assets, liabilities and operations.

(a) In such event the Members, or such other party as shall be designated by decree, shall take full account of the Company assets and liabilities, and the receivables of the Company shall be collected and its assets liquidated as promptly as is consistent with obtaining the fair market value thereof; provided, however, that the Members may, in their discretion, distribute all or any portion of the assets of the Company in kind (as undivided interests or as one hundred percent (100%) interests in different Company assets to each of the Members).

(b) If property shall be distributed in kind, Capital Accounts shall be adjusted as if such property had been sold for its fair market value immediately before such distribution. Upon dissolution, the Company shall engage in no further business thereafter other than that necessary to collect its receivables and to liquidate its assets. Upon completion of the winding up, liquidation and distribution of the assets, the Company shall be deemed terminated. The Members shall comply with the requirements of any applicable law pertaining to the winding up of the affairs of the Company and the final distribution of its assets.

11.4 **COMPENSATION UPON LIQUIDATION.** No Member shall be entitled to compensation for services rendered in connection with the liquidation and winding up of the Company unless such compensation is set forth in a written agreement signed by the Board of Managers.

11.5 **ARTICLES OF DISSOLUTION.** When all debts and liabilities of the Company have been paid or adequate provision has been made therefor and all of the remaining property and assets of the Company have been distributed to the Members, the Members shall file with the cognizant California state officials a Certificate of Cancellation pursuant to the Act. Upon the filing of the Certificate of Cancellation, the existence of the Company shall cease.

11.6 **PROCEEDS OF LIQUIDATION.** The proceeds from the liquidation of the Company's assets and the collection of the Company's receivables, together with the Company's assets distributed in kind, shall be applied and distributed in the following order:

(a) To the expenses of liquidation and dissolution of the Company, including, without limitation, brokerage commissions from the sale of the Company's assets, escrow costs, accounting and legal fees, and other expenses;

(b) To the liabilities and obligations of the Company to its creditors (including, subject to the Act, any Member who is a creditor);

(c) To the creation of any reserves which the Board of Managers may deem necessary during the period of liquidation; and

(d) Thereafter, to the Owners as if such monies or assets were Distributable Cash attributable to a Capital Transaction under Section 4.1(b)(ii), above.

11.7 **PERSONAL LIABILITY.** None of the Owners shall have any individual liability for any action taken in connection with the dissolution, liquidation, or termination of the Company, except for liability arising from or relating to his or her own acts of bad faith, gross negligence, or willful misconduct.

11.8 **DEFICIT CAPITAL ACCOUNTS.** No Member having a deficit Capital Account (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs) upon a liquidation within the meaning of paragraph (b)(2)(ii)(g) of IRC Reg. § 1.704-1, shall have any obligation to make any Capital Contribution to the Company, and the negative or deficit balance of such Member's Capital Account shall not be considered a debt owed by such Member to the Company, to any Member, or to any other Person for any purpose whatsoever, except that each Member shall have an obligation to return any advance pursuant to Section 4.1(a) to the extent of such Member's negative capital account.

11.9 **RETURN OF CONTRIBUTION NONRECOURSE.** Except as provided by law or as expressly provided in this Agreement, upon the dissolution of the Company, each Owner shall look solely to the assets of the Company for the return of his or her Capital Contribution. If the Company's assets remaining after the payment or discharge of the Company's debts and liabilities are insufficient to return the Capital Contributions of one or more Owners, such Owners shall have no recourse against any of the other Owners.

12. GENERAL PROVISIONS

12.1 **NOTICES.** All notices, requests, demands or other communications permitted or required under this Agreement shall be effective only if in writing, and shall be deemed to have been given, received and delivered (a) when personally delivered, or (b) on the date of actual receipt through the United States mail, as evidenced by a receipt for registered or certified mail signed by the recipient or an authorized agent of recipient, or (c) on the date on which transmitted by facsimile or other electronic means generating a receipt evidencing a successful transmission; or (d) on the next business day after the business day on which deposited with a public carrier regulated under United States laws (e.g., Federal Express) for the fastest commercially available overnight delivery, with a return receipt (or equivalent thereof administered by such regulated public carrier) requested, freight prepaid, addressed to the party

for whom intended at the address set forth on the signature page of this Agreement, or such other address, facsimile number, or email address notice of which is given in a manner permitted by this Section 12.1.

12.2 BINDING EFFECT. This Agreement shall be binding upon and shall inure to the benefit of each of the parties and their respective heirs, successors, assigns and legal representatives.

12.3 COUNTERPARTS. This Agreement may be executed in several counterparts, and all so executed shall constitute one and the same Agreement, which shall be binding on all the parties hereto, notwithstanding that not all of the parties may be signatory to the original or to the same counterpart.

12.4 WAIVER OF BREACH. The waiver by any party of any other party's breach of or failure to perform any term or condition of this Agreement shall not be, or be deemed to be, a waiver of any subsequent breach by such party of the same or any other term or condition of this Agreement, and the failure by any party to enforce any right or remedy he or she might have by reason of the breach by or failure of any other party to perform any obligation under this Agreement shall not be, or be deemed to be, a waiver of any subsequent failure by such other party to perform the same or any other obligation under this Agreement.

12.5 CAPTIONS. Captions to, and headings of, the sections, subsections, paragraphs or subparagraphs of this Agreement are solely for the convenience of the parties, are not a part of this Agreement, and shall not be used for the interpretation or determination of the validity of this Agreement or any provision hereof.

12.6 INTERPRETATION. All pronouns and any variation thereof shall be deemed to refer to the masculine, feminine, or neuter and to the singular or plural, as the identity of the person or persons may require for proper interpretation of this Agreement.

12.7 GOVERNING LAW. All questions with respect to the construction of this Agreement and the rights and liabilities of the parties with respect thereto shall be governed by the laws of the State of California applicable to contracts made and to be fully performed in the State of California.

12.8 ATTORNEYS' FEES. In the event any action in law or equity or any arbitration or other proceeding is brought because of any dispute or controversy arising under, out of or in connection with the enforcement, interpretation or validity of this Agreement, or because of any alleged breach, default or misrepresentation in connection with this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees and other costs such party incurs in that action, arbitration or proceeding (including reasonable attorneys' fees and other costs incurred on appeal) and/or enforcing any judgment, order or award rendered therein, in addition to any other relief to which such party may be entitled. Any judgment, order or award rendered in such action, arbitration or proceeding shall contain a specific provision providing for the recovery of reasonable attorneys' fees and costs incurred in enforcing such judgment, order or award.

12.9 FACSIMILE SIGNATURES. Signatures of the parties on this Agreement or on any document or instrument delivered pursuant to this Agreement shall be deemed to be original signatures and shall be sufficient to bind the parties. Each party covenants to deposit the original, manually signed document for delivery by courier or by registered or certified mail to the party to whom such facsimile signature was transmitted within two business days after the date of any such facsimile transmission.

12.10 CREDITORS. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.

12.11 **PARTIAL INVALIDITY.** Each term and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law. If any term or provision of this Agreement or the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, then the remainder of this Agreement or the application of such term or provision to persons or circumstances other than those to which it is held invalid or unenforceable, shall not be affected thereby.

12.12 **AMENDMENTS.** Except as otherwise required by law and except for the amendments hereto permitted pursuant to the express provisions of this Agreement, this Agreement may be amended in any respect only upon the affirmative vote or written consent of the holders of a majority of the Voting Power of the Members; provided that, notwithstanding the foregoing, except with the prior written consent of each affected Owner, this Agreement may not be amended (a) to impose upon any Owner personal liability for the debts and obligations of the Company, or (b) to modify, change, or affect the rights, preferences, or privileges of the Units held by such Owner in a manner different than any such modification, amendment, or other matter affects the rights, preferences, or privileges of all outstanding Units of the same Class. Each Member hereby appoints the Chief Executive Officer or the Chairman of the Company, and either of them, as such Member's attorney-in-fact, with power of substitution, to make, execute, and deliver in the name of the appointing Member any amendment to this Agreement that is approved in accordance with this Section 12.12.

12.13 **ENTIRE AGREEMENT.** This Agreement contains the entire understanding among the Members regarding the subject matter hereof, and supersedes and replaces all prior and contemporaneous understandings, whether oral or written, regarding such subject matter. There are no representations, agreements, arrangements, or understandings, either oral or written, between or among any of the Owners relating to the subject matter of this Agreement which are not fully expressed herein.

12.14 **INVESTMENT INTENT.** Each of the undersigned Members hereby affirms to the Company that such Member is acquiring the Membership Interest in the Company that is described herein solely for its own account and for investment purposes, and not with a view to or plan for the distribution or sale of such interest.

[Signatures appear on the following pages.]

IN WITNESS WHEREOF, the parties hereto have executed this Operating Agreement effective as the date set forth above.

INITIAL MEMBERS:

Jeffrey C. Bermant

Address and Facsimile No. for Notices:

[redacted]

Brian J. Fox

Address and Facsimile No. for Notices:

[redacted]

THE MEMBERSHIP INTERESTS DESCRIBED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (AS AMENDED) OR THE SECURITIES LAWS OF ANY STATE, BUT ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE. THEY MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.

[Spousal consent appears on the following page.]

SPOUSAL CONSENT

Each of the undersigned, being a spouse of an individual who executed the foregoing Operating Agreement of **VIRTUAL WORLD COMPUTING, LLC**, a California limited liability company (the "Company"), does hereby (a) acknowledge having read and understood the foregoing Operating Agreement, and (b) consent to that Operating Agreement and agree that the terms and conditions thereof (including but not limited to all restrictions on the transfer of the Units in the Company owned by the spouse of the undersigned) shall be binding upon any community or other marital interest that the undersigned may have in the Company Units owned by the spouse of the undersigned.

______________________________	______________________________
Date	(signature)
	______________________________
	(print name)

EXHIBIT A

JOINDER

THIS JOINDER, dated as of [______________], by the undersigned (the "New Member"), relates to that certain Operating Agreement dated as of January 22, 2008, as amended from time to time (the "Operating Agreement"), of **VIRTUAL WORLD COMPUTING, LLC**, a California limited liability company (the "Company"). Each capitalized term that is used in this Joinder and is not defined herein shall have the meaning ascribed thereto in the Operating Agreement.

The New Member hereby (a) acknowledges receipt of the Operating Agreement, (b) agrees to become a party thereto and to be bound thereby, and (c) assumes all of the rights, duties, and obligations of a Member thereunder with respect to the "Units" acquired by the New Member.

IN WITNESS WHEREOF, the undersigned has executed this Joinder as of the date first set forth above.

____
Date

____
Signature of New Member

____
Printed Name of New Member

____
Title of Person Signing (if New Member is an entity or fiduciary)

SPOUSAL CONSENT

The undersigned, being a spouse of an individual who executed the Operating Agreement of **VIRTUAL WORLD COMPUTING, LLC**, a California limited liability company (the "Company"), does hereby (a) acknowledge having read and understood the Operating Agreement, and (b) consent to that Operating Agreement and agree that the terms and conditions thereof (including but not limited to all restrictions on the transfer of the Units in the Company owned by the spouse of the undersigned), including all amendments thereto hereafter executed by my spouse without any further consent or approval from the undersigned, shall be binding upon any community or other marital interest that the undersigned may have in the Company Units owned by the spouse of the undersigned.

____
Signature Date

____
Printed Name

ACKNOWLEDGEMENT OF COMPANY

ACKNOWLEDGED AND AGREED:

VIRTUAL WORLD COMPUTING, LLC, a California limited liability company

____
Date

By______________________________
Name & title: